SOLANBRIDGE GROUP, INC.

PO Box 147199

Lakewood, Colorado 80214

720-442-9960

June 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Solanbridge Group, Inc.
Request for Withdrawal of Registration Statement on Form 10-12G (File No. 000-49632)

Ladies and Gentlemen:

Solanbridge Group, Inc., a Maryland corporation (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2023 (File No. 000-49632), together with all exhibits thereto (collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Company is in the process of responding to comments provided by the staff of the Commission (the “Staff”) in a letter, dated May 24, 2023. The Company currently intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff’s comments. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Michael A. Littman, Attorney at Law at (720) 530-6184.

Sincerely,

Solanbridge Group, Inc.

/s/ David J. Cutler
David J. Cutler, Chief Executive Officer